UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 000-26372
FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 00547W208

Check One:

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CSR

For Period Ended: December 31, 2019

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Transition Report on Form 10-K

☐

Transition Report on Form 20-F

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Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

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Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Adamis Pharmaceuticals Corporation
Full Name of Registrant

Former Name if Applicable

11682 El Camino Real, Suite 300
Address of Principal Executive Office (Street and Number)

San Diego, CA 92130
City, State and Zip Code

PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Adamis Pharmaceuticals Corporation (the “Registrant” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) because it needs additional time to prepare and review certain information and complete its review of its financial statements and other disclosures in the Form 10-K, including without limitation regarding assessing the impact of the recent coronavirus outbreak and declared national emergency, and related state actions, on the financial statements and other disclosures in the Form 10-K in light of, among other things, recent statements from the Securities and Exchange Commission and the Public Company Accounting Oversight Board, and the annual assessment of the impairment of its goodwill and indefinite-lived intangible assets, which could not be completed by the date required without incurring unreasonable effort and expense. The Company anticipates that it will file its Form 10-K as soon as reasonably possible and within the 15-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robert O. Hopkins	(858) 997-2400
(Name)	(Area Code and Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

For the reasons stated above in Part III, the Company cannot reasonably estimate at this time the anticipated change to its results of operations, but it expect the Company’s revenue to increase, and its net loss to decrease, compared to the prior year ended December 31, 2018.

Adamis Pharmaceuticals Corporation
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2020	By:	/s/ ROBERT O. HOPKINS
Robert O. Hopkins
Chief Financial Officer